UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

1 June 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

1 June 2026

Appointment of Mark Vassella

Further to the appointment of Mark Vassella as an independent Non-executive Director of BHP Group Limited from 1 June 2026, we provide details of Mark Vassella’s initial interests in BHP shares.

ASX Listing Rules Appendix 3X

Initial Director’s Interest Notice

Name of entity	BHP Group Limited

ABN 49 004 028 077

We (the entity) give the ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act.

Name of director	Mark Vassella

Date of appointment	1 June 2026

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities 1,905 ordinary shares in BHP Group Limited

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Allessav Nominees Pty Ltd	Number & class of securities 2,920 ordinary shares in BHP Group Limited

Part 3 – Director’s interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Stefanie Wilkinson Group General Counsel and Company Secretary
Contact details	Stefanie Wilkinson T +61 3 9609 2153 M +61 417 257 174

BHP Group Limited ABN 49 004 028 077

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Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 554 757 Fax +61 3 9609 3015

BHP Group Limited is headquartered in Melbourne, Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 1 June 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary